August 17, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (604) 443-7000

Robert A. Biagioni
President
Katie Gold Corp.
1055 West Hastings Street, Suite 1400
Vancouver, British Columbia
Canada V6E 2E9


Re: 	Katie Gold Corp.
Registration Statement on Form SB-2
Filed July 21, 2005
	File No. 333-126748


Dear Mr. Biagioni:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please update your financial information to the period ended
June
30, 2005.

2. Please explain in an appropriate section of your registration statement why you are becoming a publicly reporting company. Please address the costs you have incurred in connection with this offering, despite not receiving any proceeds of this offering, and the costs that you will incur in the future with respect to your Exchange Act reporting obligations.

3. It appears you may be a blank check company as defined in Rule
419
of Regulation C in view of the following:
* you are a development stage company issuing penny stock;
* you have no operations, no assets except for cash, and no employees;
* you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding;
* your registration statement contains very general disclosure related to the nature of your business plan; and
* your statements on page 7 that you do not expect to generate any operating revenues, that "[t]he likelihood of our mineral claims containing economic mineralization or reserves of copper and precious
[sic] is extremely remote," and that "[i]n all probability, the Conglin Property does not contain any economic reserves and funds that we spend on exploration will be lost."

If true, please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In responding to this comment, please disclose any current plans, arrangements, commitments, or understandings to engage in a merger or acquisition with another company.

4. Please provide as an exhibit, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document, including William G. Timmins. This consent should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Cover Page

5. Please disclose that you plan to apply for listing on the OTC Bulletin Board upon effectiveness of this registration statement. We note your disclosure on page 8. Please also disclose that your common stock may not be accepted for quotation on the OTC Bulletin Board.



Summary, page 5

6. In the first paragraph, where you state "on our sole mineral property," please clarify whether or not you own the Conglin mineral property and how you own it. We note your disclosure on page 23 that you do not own any real property.

7. Please clearly disclose that you have incurred losses since inception, have no operations, and that you have been issued a going concern opinion and rely upon the sale of your securities to fund your operations.

8. Please revise to explain how Mr. Biagioni became engaged in your proposed business.

Risk Factors, page 6

9. It appears that your assets, any personnel and sole executive and director are all located in Canada. If so, please provide appropriate disclosure regarding the difficulty that U.S.
investors
might have enforcing liabilities under the U.S. securities and bankruptcy laws.

10. Please add a risk factor that addresses the risk associated with the fact that your articles of incorporation authorize the issuance of 75,000,000 shares of common stock, that these shares may be issued without security holder approval and that these shares when issued may be granted voting powers, rights and preferences that differ from and may be superior to those of the registered shares.

If we do not obtain additional financing, our business will fail, page 6

11. Disclose in the first paragraph the estimate of how much it will cost to complete all intended exploration of the Conglin Property.

12. We note your statement that you have sufficient funds to conduct the initial exploration on the property, but that you will require additional financing to determine whether the property contains economic mineralization. Revise your discussion to clarify what steps are involved with the initial exploration, as well as to state the procedures and associated costs for determining whether the property contains economic mineralization.

13. Please quantify the amount it will take to conduct initial exploration of the property, how much it will cost to determine whether the property contains economic mineralization, and anticipated administrative costs referenced in the second sentence of the second paragraph of this risk factor.

14. We note your disclosure on page 24. Please provide appropriate risk factor disclosure that you do not intend to pay dividends in the foreseeable future.

Because we have not commenced business operations . . ., page 6

15. Please revise your discussion to specify the risk you will face.
What liabilities are associated with "new mineral exploration companies?" Please keep in mind that someone unfamiliar with your business should be able to understand these risks.

16. Please address the risks associated with the costs of being a publicly reporting company in the United States.

17. We note your statement that "it is doubtful that we will generate any operating revenues or ever achieve profitable operations."
Please revise your document to specifically state why you believe that it is doubtful that you will ever generate operating revenues.

If a market for our common stock does not develop . . ., page 8

18. We note your disclosure here and elsewhere in your document you intend to apply to have your shares traded on the OTCBB. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.

Forward-Looking Statements, page 9

19. Delete your statement that investors "should not place too much reliance on these forward-looking statements." This language may suggest that you do not have full responsibility under the federal securities laws for information contained in this registration statement.

Selling Stockholders, page 9

20. Please state that you will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Use of Proceeds, page 9

21. Please disclose with quantification how you used or intend to use
the proceeds you received from the sales of your securities to the selling security holders.
Directors, Executive Officers, Promoters and Control Persons, page
13

22. Please supplementally confirm that Mr. Biagioni is not a director of a reporting company, or otherwise provide the disclosure required by Item 401(a)(1)(5) of Regulation S-B.

23. Please revise Ms. Arnott`s biographical information to indicate that she is also serving as the principal financial and accounting officer and to disclose whether she has any accounting and/or finance background.

24. Please disclose whether or not you have an audit committee.

Security Ownership of Certain Beneficial Owners and Management,
page
15

25. Please revise your table of beneficial ownership to state the date used in calculating the number of shares and percentage ownership for each beneficial owner.

Interests of Named Experts and Counsel, page 16

26. You indicated that William G. Timmins, a professional consulting geologist, has provided an assessment of the Conglin property and his recommendations are included in this prospectus. Please delete this reference to this expert and his recommendations or include a currently signed consent from William G. Timmins in your registration statement in accordance with Rule 436(b) of Regulation C.

Plan of Operations, page 22

27. Expand the disclosure to identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

28. Please make it clear that even if you complete your exploration program and are successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit. Please provide appropriate risk factor disclosure also.

Market for Common Equity and Related Shareholder Matters, page 23

29. We note the disclosure regarding the availability of Rule 144 under the Securities Act here and on page 12. We direct your attention to a No-Action Letter dated January 21, 2000 to Ken Worm,
Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. That letter illustrates our position that shares in a blank check company held by promoters or affiliates, as well as their transferees, may not be resold pursuant to Rule 144. Please confirm your awareness of this position and provide adequate disclosure setting forth this position and how it applies to the shares of your common stock held by your directors.

Financial Statements
Report of Independent Registered Public Accounting Firm

30. Your independent accountant, Telford Sadovnick, PLLC, is duly registered and in good standing to practice in Washington. However,
Telford Sadovnick, PLLC does not appear to be currently licensed in
Nevada where your company is incorporated. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you gave to Nevada state laws governing audits of Nevada companies performed by accountants from other states.

31. Please remove the reference to the "auditing" standards of the Public Company Accounting Oversight Board (United States). You should only reference the standards of the Public Company
Accounting
Oversight Board (United States).

32. The inclusion of "unless the company attains future profitable operations and/or obtain additional financing" in your auditor`s report represents a conditional going concern. Please revise to state whether you have a going concern issue or note. You should state in a clear and concise manner whether or not there is a going concern issue. See AICPA, Professional Standards, vol. 1, as amended.

33. It appears that your audit report is not signed. Please provide a signed audit report in your next amendment of this registration statement.

Notes to the Financial Statements, page 32

34. Please disclose your year end in a footnote to the financial statements.

Part II
Other Expenses of Issuance and Distribution, page 36

35. Please disclose the amount of printing fees and the amount of fees required to have your securities quoted on the OTC Bulletin
Board.





Recent Sales of Unregistered Securities, page 36

36. It does not appear that you used an underwriter or other third party finder with respect to your Regulation S offerings. Please advise us as to the following:
* how you located the purchasers;
* who identified the purchasers;
* how were the purchasers contacted;
* who contacted the purchasers; and
* what information the purchasers received.

Exhibits, page 38

37. The consent of your legal counsel should be listed as a separate exhibit in your exhibit index but may be cross-referenced.  See
Items
601(b)(23) and 601(b)(5) of Regulation S-B.

Exhibit 5.1, Legality Opinion

38. Please revise counsel`s legality opinion to reflect that there are 32 selling shareholders listed in your registration statement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ernest Green, Staff Accountant, at (202)
551-
3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Jennifer Hardy
Branch Chief
??

??

??

??

Robert A. Biagioni
Katie Gold Corp.
August 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE